Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Nine Months
	Ended September 30,	Year ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings	$106,768	$193,007	$192,977	$177,884	$137,703	$133,769
Fixed charges	92,234	176,212	166,062	134,039	127,451	106,837

Ratio of earnings to fixed charges	1.2x	1.1x	1.2x	1.3x	1.1x	1.3x

Calculation of earnings:
Income from continuing operations before income tax	$14,770	$16,934	$26,914	$43,711	$10,252	$26,932
Equity in (earnings) losses of AIC	(236)	(139)	1	134	—	—
Fixed charges	92,234	176,212	166,062	134,039	127,451	106,837

Adjusted earnings	$106,768	$193,007	$192,977	$177,884	$137,703	$133,769

Calculation of fixed charges:
Interest expense	$4,881	$4,171	$2,945	$4,235	$6,070	$6,094
Amortization of debt discounts / premiums	157	83	—	—	34	49
Amortization of deferred finance costs	82	123	100	130	233	409
Estimated interest component of rent expense	87,114	171,835	163,017	129,674	121,114	100,285
Fixed charges	$92,234	$176,212	$166,062	$134,039	$127,451	$106,837